Filed by Colorado MEDtech, Inc.
                                  Pursuant to Rule 425 under the Securities
                                  Act of 1933 and deemed filed pursuant
                                  to Rules 14a-12 and 14d-9 of the
                                  Securities Exchange Act of 1934

                                  Subject Company: Colorado MEDtech, Inc.
                                  Commission File Number: 000-12471


THE FOLLOWING IS THE TEXT OF A SLIDE PRESENTATION INTENDED TO BE FIRST GIVEN BY COLORADO MEDTECH ON SEPTEMBER 22, 2000.

Slide Show Presentation
September 22, 2000

Slide 1:

Colorado MEDtech, Inc.

Graphic:  Photo montage of Colorado MEDtech, Inc. products

Slide 2:

Safe Harbor Statement and Additional Information

The Statements in this presentation that are not historical facts are forward-looking statements that represent management's beliefs and assumptions based on currently available information. Forward-looking statements can be identified by the use of words such as "believes," "intends," "may," "will," "should," "anticipated," or comparable terminology or by discussions of strategy. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it cannot assure that these expectations will prove to be correct. Such statements involve the risks and uncertainties more fully described in the Company's documents filed from time to time with the Securities and Exchange Commission. Should one or more of these risks materialize (or the consequences of such a development worsen), or should the underlying assumptions prove incorrect, actual results could differ materially from those forecasted or expected. The Company assumes no duty to update any forward-looking statements. If an exchange offer for the Company's common stock commences, the Company will file a solicitation/recommendation statement regarding the exchange offer. If a proxy solicitation commences, the Company and certain of its officers and directors may be deemed to be participants in the solicitation of proxies from the Company's shareholders, and a proxy statement to solicit proxies from the Company's security holders may be required to be filed.

Information regarding such officers and directors is included in the Company's annual report on Form 10-K for the fiscal year ended June 30, 1999, in its proxy statement for its 1999 annual meeting, and in its filing with the SEC on September 21, 2000 filed pursuant to Rule 425 under the Securities Act of 1933 as amended. These documents are available free of charge at the Securities and Exchange Commission web site and from the Company's contact, each listed below.

The Company has retained Wasserstein Perella & Co. ("Wasserstein Perella") to assist the Company in evaluating its response to HEI, Inc.'s recently-announced proposal, for which they received and may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Inaddition, the Company has agreed to indemnify Wasserstein Perella and certain persons related to them against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. Wasserstein Perella is an investment banking firm that provides a full range of financial services for institutional and individual clients. Wasserstein Perella does not admit that it or any of its directors, officers or employees is a "participant" as defined in
Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in any solicitation, or that Schedule 14A requires the disclosure of certain information concerning Wasserstein Perella.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ ANY SOLICITATION/RECOMMENDATION STATEMENT, PROXY SOLICITATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED BY THE COMPANY WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE, BECAUSE EACH OF THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE DOCUMENTS WHEN AVAILABLE AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC AT THE SEC'S INTERNET WEB SITE AT WWW.SEC.GOV. THESE DOCUMENTS MAY ALSO BE OBTAINED FREE FROM THE COMPANY BY DIRECTING SUCH REQUESTS
TO: PETER J. JENSEN, SECRETARY, COLORADO MEDTECH, INC., 6175 LONGBOW DRIVE, BOULDER, CO 80301, TELEPHONE: (303) 530-2660.

Slide 3:

Executive Summary

On June 23, 2000 Stephen K. Onody was appointed CEO and quickly implemented a corporate restructuring program

o    Appointed a new management team
o Positioning the Company for a near-term turnaround and operating margin improvement
o Announced board authorization of a 10% share repurchase program on August 22, 2000
o Greater focus on strengthening core businesses in designing, engineering and manufacturing of value-added medical products to establish the platform for future growth
     -  CMED RELA
     -  Imaging & Power Systems ("IPS")
     -  CMED Manufacturing ("CMED MFG")

Slide 4:

Executive Summary
o    Cultivation of CIVCO's growth potential
o Assessment of non-core businesses - Catheter & Disposables ("CDT") and Automation
o Rationalization of the overall Company to enhance long-term profitability and growth as a quality leader in its core businesses

Management believes that the Company is currently at an inflection point and is poised to resume double digit revenue and earnings growth next fiscal year and beyond.

Slide 5:

U.S. Outsource Market (1998 figures)

o  $60B Medical Device Market Growing 8-10% per year
o  $90B Electronics Manufacturing Services Market Growing 25% per year
o  $3B Medical Device Outsourcing Market

Graphic:  Photo montage of products

Slide 6:

"OneSource OutSource"TM

Graphic:  Drawing of funnel

"Filling the Funnel":   Sales = Design & Engineering = Marketing = Specialized
                        Manufacturing = Products

Slide 7:

FY2000 Accomplishments
o Developed several significant programs that are transitioning to manufacturing
o   IPS Growth
    -  MRI Program
    -  Signficant new manufacturing activity in CT generators
o   Increase in Manufacturing backlog
o   Acquisition and integration of CIVCO

Slide 8:

FY2000 Issues
o    Non-recurring contract losses
o    Sales  growth  outpaced  infrastructure
o    Acquisition integration
     -  Creos
     -  Automation
o    Insufficient communication with investment community

Slide 9:

New Management
o    President & CEO - Stephen K. Onody
o    CFO - Gregory A. Gould
o    Product Development/Technology - Bill J. Wood
o    RELA - Kenneth D. Taylor, Ph.D
o    Manufacturing and Operations - Frank Maguire

Slide 10:

Near-Term Issues Being Addressed
o Reorganization of core business units to position the Company for the next phase of growth
o    Strategies
     -  Centralize sales and marketing
     -  Greater responsiveness to customer needs
     -  Reduce costs and increase efficiencies
     -  Continued emphasis on performance-based management compensation
o    Assessment of non-core assets

Slide 11:

Current Core Organizational Structure

Colorado MEDtech FY 2000 Revenue:  $74.0MM
EBIT $7.1MM(1)

--    CMED/RELA
--    IPS
--    CMED/MFG
--    CIVCO

(1)  Excludes non-recurring items

Slide 12:

Core Business Units -- CMED RELA
CMED RELA
o Custom engineering, design and development for medical products which include diagnostics, biotechnology, therapeutics and software
o    Strong  technical   capabilities  in  developing  marketable  products  and
     navigating the FDA regulatory process
o    Objectives for FY2001
     -  Implementation of new management team
        -- Ken Taylor - Divisional Vice President
     -  Attract and retain technical employee talent
     -  Improvement in backlog
     - Expansion strategy: 9 new customers and 18 new contracts added in last twelve months

Slide 13:

Core Business Units -- Imaging & Power Systems
IPS
o    Outsourcing services and products to medical imaging system market
o Strong relationships with major manufacturers including Hitachi and GE Medical Systems ("GEMS")
o Expanded imaging product offerings with the acquisition of Creos assets in August 1999

Slide 14:

Core Business Units -- Imaging & Power Systems
IPS
o    Objectives for FY2001
     -  Product Pipeline
        -- Fully commercialize Computed Tomography ("CT") power source
        -- Development of state-of-the art MRI system for Hitachi
        -- Development of MRI -- Solid state power source
     - Increase sales by capitalizing on strong relationships with existing customer base
     -  Launch sales and marketing efforts on new accounts
     -  Expansion strategy:  new products with existing customers

Slide 15:

Core Business Units -- Manufacturing
CMED MFG
o Manufacture of engineered medical products for the diagnostic, biotechnology and therapeutic markets
o    Consolidated  manufacturing  assets of other  units  into this  division
     -  Currently integrating assets under the new leadership of Frank Maguire
o    Objectives for FY2001
     -  Improve manufacturing processes to achieve economies of scale
     - Expansion strategy: 5 new customers and contracts added in last twelve months

Slide 16:

Integration of CIVCO
CIVCO
o Develops and manufactures specialized medical products for ultrasound imaging and minimally invasive surgical equipment
o    Market  leader in ultrasound imaging accessories
o    Acquired for $11MM in November 1999
o    Customers include Acuson, GEMS, Siemens and Toshiba
o    Objectives for FY2001
     - Focus on corporate accounts for single source solutions in product development and distribution
     - Expansion of market opportunity via exclusive development arrangements with manufacturers

Slide 17:
Assessment of Non-Core Businesses
o    CDT
     - Provides custom private label design and development services specific to the medical disposables industry
     -  R&D projects typically relate to catheter technology
        --  Balloon catheters
        --  Molded disposables
        --  Flexible electrodes
        --  Wire products
o    Automation division
     - Provides custom machines for the automated production of medium to high volume medical products
     -  Major healthcare clients include Becton Dickinson and Dade-Behring

Slide 18:

Long-Term Outlook
o Accelerate revenue growth, improve the bottom line and establish product cycle stability
o Continue to expand existing corporate accounts and establish contracts with new customers to improve bookings and expand customer base
o Create joint ventures with OEM healthcare customers to bring new products to market more rapidly than competitors
o Fully integrate current divisions to improve cross-selling opportunities to provide a more complete solution to customers
o Make select complementary acquisitions to improve the Company's design, engineering and manufacturing capabilities

Slide 19:

Conclusion
o    Focus on core operations will improve profitability and operating cash flow
o Rationalization and integration of business units will improve operating margins
o Re-dedication to strong customer service will lead to revenue growth acceleration due to new contracts in core businesses
o Performance-based stock and bonus compensation will continue to improve employee satisfaction and align their interests with shareholders
o Strategic acquisitions and alliances will create synergies and power growth

Management believes that the Company is currently at an inflection point and is poised to resume double digit revenue and earnings growth next fiscal year and beyond.